EXHIBIT 99.1

Galapagos to Host KOL Event on December 10, 2023, at 11:00 AM PST to discuss new data presented at ASH 2023

Mechelen, Belgium; 7 December 2023, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced that it will host a Key Opinion Leader (KOL) event during the 65th ASH Annual Meeting & Exposition in San Diego, CA, on Sunday, December 10, 2023, from 11:00 am PST to 12:30 pm PST. The in-person event will be held at the San Diego Marriott Gaslamp Quarter in the Presidio Ballroom B/C. To register as an in-person attendee, please click here. To register as a virtual attendee, please click here.

The event will feature the following KOLs who will review the results observed to date of the ongoing Phase 1/2 CD19 CAR-T studies with GLPG5201 (EUPLAGIA-1) and GLPG5101 (ATALANTA-1):

  Professor Matthew S. Davids, MD, MMSc – Associate Professor of Medicine at Harvard Medical School, Director of Clinical Research, Associate Director of the CLL Center
  Professor Paolo Ghia, MD, PhD – Professor of Medical Oncology, Director, Strategic Research Program on CLL, Università Vita-Salute San Raffaele, Milano, Italy
  Professor Sébastien Anguille – Head of Hematology, University of Antwerp, Belgium
  Professor Michael R. Bishop, MD, FACP, FASCO – Director, The David and Etta Jonas Center for Cellular Therapy, University of Chicago

The event will also include a discussion of the potential for CAR-T candidates, manufactured using the Galapagos Point-of-Care platform, to improve survival for patients with a broad range of B-cell malignancies. Galapagos leadership, including Paul Stoffels1, MD, CEO and Chairman, will provide updates on:

  EUPLAGIA-1 study with GLPG5201 (CD19 CAR-T) in relapsed/refractory chronic lymphocytic leukemia (rrCLL), with or without Richter transformation (RT)
  ATALANTA-1 study with GLPG5101 (CD19 CAR-T) in relapsed/refractory non-Hodgkin lymphoma (rrNHL)

A live question and answer will follow the formal presentations. For more information, please contact sofie.vangijsel@glpg.com and nathalie.siegel@glpg.com.

About Matthew S. Davids, MD, MMSc
After obtaining an AB cum laude in chemistry at Harvard College, Dr. Davids completed his MD cum laude at Yale University School of Medicine. He served as an intern, resident, and assistant chief resident in internal medicine at New York-Presbyterian Weill Cornell Medical Center and Memorial Sloan-Kettering Cancer Center in New York City. He then completed his fellowship in hematology and oncology in Dana-Farber/Partners CancerCare, and a Master in Medical Science (MMSc) at Harvard Medical School. He is an attending physician in the Division of Lymphoma, where he serves as the Director of Clinical Research, as well as Associate Director of the CLL Center. He is also an Associate Professor of Medicine at Harvard Medical School and attends on the inpatient hematologic malignancies service at Brigham and Women's Hospital. Dr. Davids has an active translational research program in CLL and non-Hodgkin lymphoma, focusing on studying apoptosis (in particular Bcl-2 biology) in his laboratory, and leading clinical trials to evaluate novel therapeutic strategies in patients with CLL and other hematologic malignancies. Much of his work has focused on the clinical development of new therapeutic regimens in CLL utilizing combinations of targeted inhibitors of Bcl-2, B cell receptor pathway kinases, and other novel agents, as well as utilizing checkpoint blockade to enhance anti-tumor immunity in patients with hematologic malignancies who relapse post allogeneic hematopoietic cell transplantation.

About Paolo Ghia, MD, PhD
Paolo Ghia received his MD from the University of Torino, Italy, and received his PhD working at the Basel Institute for Immunology, Switzerland, studying B lymphocyte development. Next, he studied the molecular mechanisms of the pathogenesis of chronic lymphoproliferative disorders, particularly of follicular lymphoma at the Dana-Farber Cancer Institute, Harvard Medical School, Boston.

He is now working in Milano, as Professor of Medical Oncology at the Università Vita-Salute San Raffaele; and Director of the Strategic Research Program on CLL, including a dedicated unit for phase 1 studies, at the affiliated Ospedale San Raffaele.

His research interest is the study of the molecular and cellular mechanisms acting in the natural history of Chronic Lymphocytic Leukemia (CLL), including Monoclonal B-cell Lymphocytosis (MBL). On these topics he has published over 350 manuscripts in peer-reviewed journals.

He is President of the European Research Initiative on CLL (ERIC) and a treasurer of the International Workshop on CLL (iwCLL). He coauthors the EHA-ESMO guidelines for CLL treatment and the ERIC recommendations on IGHV, TP53 and MRD analyses. He is currently Associate Editor for CLL at Hemasphere, the official Journal of the European Hematology Association (EHA).

About Sébastien Anguille, MD, PhD
Prof. Sébastien Anguille (°1983 in Kapellen, Belgium) graduated summa cum laude as medical doctor (MD) in 2008 at the University of Antwerp, Antwerp, Belgium. After his graduation, Prof. Anguille joined the research group of Prof. Zwi Berneman at the same institution as a PhD student (supported by a 4-year FWO “aspirant” mandate and a 1-year “Emmanuel Van der Schueren” fellowship of the Flemish League against Cancer to finish his PhD). His PhD thesis, which revolved around cellular immunotherapy and more specifically around the development of an optimized dendritic cell vaccine for acute myeloid leukemia, resulted in several high-visibility publications in renowned journals, including Blood, Leukemia, Proceedings of the National Academy of Sciences, and Lancet Oncology. In 2012-2013, Prof. Anguille spent a 6-month research visit to the Dendritic Cell Biology & Therapeutics group of the ANZAC Research Institute in Sydney, Australia, headed by the late Prof. Derek Hart. This research stay abroad was supported by a FWO travel grant (V444212N) and by a highly prestigious Endeavour Research Award granted by the Australian Government.

In 2013, Prof. Anguille started his training as a medical specialist in Internal Medicine, which he completed in 2016. He qualified as Clinical Hematologist in 2017. Prof. Anguille works as full-time staff member in the Division of Hematology of the Antwerp University Hospital since 2016. Since January 1st, he succeeded Prof. Zwi Berneman as Head of the Division of Hematology of the Antwerp University Hospital and as Head of the Laboratory of Experimental Hematology (LEH) of the Faculty of Medicine & Health Sciences of the University of Antwerp.

In addition to his clinical activities, Prof. Anguille’s main research focus continues to be on cellular immunotherapies for hematological diseases, including cell-based cancer vaccines and adoptive T-cell therapies (T-cell receptor [TCR]- and chimeric antigen receptor [CAR]-engineered T cells). His research activities involve both basic research (he is currently promotor or co-promotor of 8 PhD students at LEH) as well as translational/clinical research. Within this context, Prof. Anguille serves as principal investigator (mainly in the field of cellular immunotherapy) of several clinical trials running at the Division of Hematology of the Antwerp University Hospital, including two large, multicentric academic cell therapy trials in hematological diseases for which he obtained funding from the Belgian National Cancer Plan Action 29 (€1,500,000 €) and from Kom op Tegen Kanker (€761,780). Prof. Anguille is co-chairing an FWO-TBM project (awarded in 2020 for a total amount of 1 305 429 €) together with Prof. Stroobants from the Molecular Imaging Center Antwerp (MICA) of the University of Antwerp. Since 2021, he is also promotor of an FWO Research Project entitled “BCMA immunoPET to predict and monitor treatment response to CAR-based cellular therapies in multiple myeloma” (€462,504). His research was awarded with several national and international prizes and grants (including a VOCATIO award in 2012, a FWO research grant in 2018, a prize from the Horlait-Dapsens Foundation in 2018, a research grant from Janssen Pharmaceutics in 2019, and the Gilead Belux Fellowship 2020). In 2019, Dr Anguille was one of the laureates of the FWO “Fundamentele Klinische Mandaten”, enabling him to combine his clinical activities with basis research on TCR- and CAR-engineered T cells for hematological malignancies. To date, Prof. Anguille’s research resulted in 158 publications with >4000 citations and a Google scholar H-index of 33.

About Michael R. Bishop, MD, FACP, FASCO
Dr. Bishop is Professor of Medicine and the Director of the David and Etta Jonas Center for
Cellular Therapy at the University of Chicago. Dr. Bishop’s research focuses on the development and conduct novel clinical trials in cellular therapy. His current research efforts focus on the development and therapeutic use of T-cell therapies to treat both hematologic malignancies and solid tumors. In addition, his research program is focused on methods to prevent and treat recurrent disease following transplantation and cellular therapy, with a primary focus on B-cell malignancies.

About Galapagos

We are a global biotechnology company with operations in Europe and the US dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize the most compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules, CAR-T therapies, and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized, point-of-care CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X (formerly Twitter).

Contact

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs ir@glpg.com

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “anticipate,” “expect, ” “plan,” “estimate,” “will,” “continue,” “aim,” “intend,” “future,” “potential,” “could,” ”indicate,” “forward,” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding preliminary, interim and topline data from the EUPLAGIA-1 and ATALANTA-1 clinical studies with GLPG5201 and GLPG5101 and other analyses related to CD19 CAR-T, statements related to Galapagos’ plans, expectations and strategy with respect to the EUPLAGIA-1 and ATALANTA-1 clinical studies with GLPG5201 and GLPG5101, and statements regarding the expected timing, design and readouts of the clinical studies with GLPG5201 and GLPG5101, including the expected recruitment for trials. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause our actual results to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, without limitation, the risk that preliminary or interim clinical results may not be replicated in ongoing or subsequent clinical trials; the risk that ongoing and future clinical studies with GLPG5201 and GLPG5101 may not be completed in the currently envisaged timelines or at all, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of GLPG5201 and GLPG5101 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner Lonza) and that Galapagos’ estimations regarding its GLPG5201 and GLPG5101 development programs and regarding the commercial potential of GLPG5201 and GLPG5101, may be incorrect, as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2022 filed with the U.S. Securities and Exchange Commission (SEC) and its subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances, or changes in expectations.

1 Acting via Stoffels IMC BV